SCHEDULE 14A
(RULE 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Filed by the Registrant [   ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[ ]	Preliminary Proxy Statement

[ ]	Definitive Proxy Statement

[ ]	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[ ]	Definitive Additional Materials

[X]	Soliciting Material Pursuant to Rule 14a-12

HEWLETT-PACKARD COMPANY

(Name of Registrant as Specified In Its Charter)

WALTER B. HEWLETT

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]	Fee not required.

[ ]	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

	(1)	Title of each class of securities to which transaction applies:

	(2)	Aggregate number of securities to which transaction applies:

	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

	(4)	Proposed maximum aggregate value of transaction:

	(5)	Total fee paid:

[ ]	Fee paid previously with preliminary materials:

[ ]	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

	(1)	Amount Previously Paid:

	(2)	Form, Schedule or Registration Statement No.:

	(3)	Filing Party:

	(4)	Date Filed:

[Explanatory note: This filing is being made to amend pages 3 and 70 of “The Report to the Trustees of the William R. Hewlett Revocable Trust on the Proposed Merger of the Hewlett-Packard Company and Compaq” so they read in their entirety as set forth below.]

This presentation was prepared for and on behalf of the Trustees of the William R. Hewlett Revocable Trust for the purposes of providing advice to its Trustees. The Trustee’s advisors have been retained as independent contractors to the Trustees and have no fiduciary, agency or other relationship to the Trustees, the Trust or to any other party, all of which are hereby expressly disclaimed. Therefore, no obligation or responsibility is assumed to any person with respect to this presentation. This presentation does not purport to be a complete description of the views of or analyses performed by the Trustees or its advisors.

This presentation and the views expressed herein, as well as any estimates herein, are based solely on publicly available information and on consultants’ and industry reports as well as on the views of certain consultants retained in connection with the consideration of the proposed merger by the Trustees. This presentation and the views expressed herein assume and rely upon the accuracy and completeness of all such publicly available information, reports and views and no responsibility for independent verification of any of the foregoing has been taken. All views and estimates expressed herein are based on economic and market conditions and other circumstances as they exist and can be evaluated as of the date hereof.

The views expressed in this presentation are judgments, which are subjective in nature and in certain cases forward-looking in nature. This presentation also contains estimates made without the benefit of actual measurement. Forward-looking statements and estimates by their nature involve risks, uncertainties and assumptions. Forward-looking statements and estimates are inherently speculative in nature and are not guarantees of actual measurements or of future developments. Actual measurements and future developments may and should be expected to differ materially from those expressed or implied by estimates and forward-looking statements. The information contained in this presentation does not purport to be an appraisal of any business or business unit or to necessarily reflect the prices at which any business or business unit or any securities actually may be bought or sold. In addition, where quotations have been used herein, permission to use quotations was neither sought nor obtained.

This presentation and the views expressed herein do not constitute a recommendation to any holder of shares of Hewlett-Packard or Compaq with respect to how such shareholder should vote with respect to the proposed merger and should not be relied upon by any holder as such a recommendation.

3

IMPORTANT INFORMATION

Walter B. Hewlett plans to file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of Hewlett-Packard Company in connection with a meeting of stockholders of Hewlett-Packard to be held for the purpose of voting on various matters relating to the possible merger transaction involving Hewlett-Packard and Compaq Computer Corporation. SECURITY HOLDERS ARE ADVISED TO READ THAT PROXY STATEMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement, along with any other relevant documents, will be available for free at www.sec.gov. You may also obtain a free copy of the proxy statement, when it becomes available, by contacting MacKenzie Partners at 212-929-5500, or by sending an email to proxy@mackenziepartners.com. Information regarding the names, affiliation and interests of persons who may be deemed to be participants in the solicitation of proxies of Hewlett-Packard’s stockholders is available in the Soliciting Materials on Schedule 14A filed by Walter B. Hewlett with the SEC. Quantified information relating to the security holdings of persons who may be deemed to be participants in the solicitation of Hewlett-Packard’s stockholders may be found in the Schedule 13D filed by Walter B. Hewlett, Edwin E. van Bronkhorst, Eleanor Hewlett Gimon and Mary Hewlett Jaffe on November 14, 2001.

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